EXHIBIT 99.1

Golar LNG Dividend Information

HAMILTON, Bermuda, Nov. 30, 2015 (GLOBE NEWSWIRE) -- Reference is made to the third quarter 2015 report released on November 30, 2015. Golar LNG will be trading ex-dividend of a total dividend of $0.45 per share on December 8, 2015. The record date will be December 10, 2015 and the dividend will be paid on or about January 6, 2016.

Golar LNG Limited
Hamilton, Bermuda
30 November, 2015

HUG#1970349

CONTACT: Brian Tienzo
         Chief Financial Officer
         Tel: +44 207 063 7900